Filed pursuant to Rule 433
July 12, 2006
Relating to Preliminary Pricing Supplement No. 345 to
Registration Statement No. 333-89136
Dated September 17, 2003
ABN AMRO Bank N.V. CMT-Linked Notes
PRELIMINARY PRICING SHEET – JULY 12, 2006

2 YEAR CONSTANT MATURITY TREASURY-LINKED NOTES DUE JULY 24, 2008
SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody’s Aa3, S&P AA-)
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	Constant Maturity Treasury (CMT)-Linked Securities due July 24, 2008 (the “Securities”)
Coupon:

The interest rate will be payable quarterly in arrears and will be determined per annum for each Interest Payment Period on the applicable Interest Payment Date based on the following formula:

“Interest Factor” is 9.00%;
“Variable Days” is the number of calendar days during such Interest Payment Period on which the CMT Rate is within the Specified Range; and
“Actual” is the actual number of calendar days during such Interest Payment Period.
Interest will be computed on the basis of a 360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.
Interest Payment Period:	Quarterly, commencing on and including one Interest Payment Date to and excluding the next following Interest Payment Date; provided that the initial Interest Payment Period will commence on, and include, the Settlement Date.
Interest Payment Dates:	The 24th day of each October, January, April and July, beginning October 24, 2006 and ending on the Maturity Date.
Specified Range:	For each Interest Payment Period, the CMT Rate shall be within the Specified Range on each calendar day during such Interest Payment Period on which the CMT Rate, in each case as determined on the Accrual Determination Date relating to such calendar day, is at or above 4.60% and at or below 5.60%.
Accrual Determination Date:	For each calendar day during an Interest Payment Period, such calendar day, unless (a) such calendar day is not a New York business day, in which case the Accrual Determination Date for such calendar day will be the preceding New York business day and (b) such calendar day is in the Exclusion Period, in which case the Accrual Determination Date for such calendar day will be the New York business day immediately preceding the Exclusion Period.
Exclusion Period:	The period commencing on the fifth New York business day prior to but excluding each Interest Payment Date.
Denomination/Principal:	USD 1,000
Issue Size:	TBD
Issue Price:	100%
CMT Rate:	The 5-year “Constant Maturity Treasury” rate set forth in the weekly statistical release designated as H.15(519) as displayed on Telerate Page 7051 on the date such rate is to be determined.
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP:	00079FRX2 ISIN: US00079FRX23
Trustee & Paying Agent:	JPMorgan Chase & Co.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	No sales into The Netherlands or to Dutch persons
Trade Date:	July 19, 2006
Settlement Date:	July 24, 2006
Maturity Date:	July 24, 2008 (2 years)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and this offering of the Securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

SUMMARY

     The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 4 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

     The Securities are interest paying securities issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are medium-term notes of ABN AMRO Bank N.V. and have a maturity of two years. The Securities will pay interest quarterly at a variable interest rate per annum, which may be zero, and is determined by reference to (1) a fixed interest factor and (2) the number of calendar days in each quarterly interest payment period on which the CMT Rate was within the Specified Range.

What will I receive at maturity of the Securities?

     For each $1,000 principal amount of Securities, at maturity you will receive a cash payment equal to $1,000, plus accrued and unpaid interest (if any).

What interest payments can I expect on the Securities?

     Interest, if any, will accrue on the Securities at a variable rate per annum determined quarterly by reference to (1) a fixed interest factor of 9.00% and (2) the number of calendar days in such quarterly interest payment period on which the CMT Rate was within the Specified Range, as described below under “How is the interest rate calculated for each quarter?”

     The variable rate per annum will never be less than zero, regardless of changes in the CMT Rate. However, because the variable rate is tied to the number of calendar days in an Interest Payment Period on which the CMT Rate is within the Specified Range, you are bearing the risk that the CMT Rate could be outside the Specified Range for some or all of the Interest Payment Period, which would lead to an interest rate lower than 9.00%; and possibly a zero interest rate, per annum for the interest payment period.

     In addition, the variable rate per annum for any Interest Payment Period will never be greater than the interest factor of 9.00% . As a result, even if the CMT Rate is within the Specified Range on all calendar days during an Interest Payment Period, the Securities will not bear interest at a rate per annum higher than 9.00% .

     Interest will be paid on the 24th day of each October, January, April and July, beginning October 24, 2006 and ending on the Maturity Date, subject to adjustments as described in the related Pricing Supplement.

     Interest on any Interest Payment Date is payable quarterly in arrears and will be calculated on the basis of a 360-day year consisting of twelve 30-day months or in the case of an incomplete month the actual number of days elapsed.

How is the interest rate calculated for each quarter?

     For each quarterly Interest Payment Period, the Calculation Agent will calculate the interest rate per annum on the applicable Interest Payment Date in accordance with the following formula:

Interest Factor = 9.00%;

Variable Days = the number of calendar days during such Interest Payment Period on which the CMT Rate is within the Specified Range, as described below under “What is the Specified Range?”; and

Actual = the actual number of calendar days during such interest payment period.

What is the Specified Range?

     The CMT Rate on any calendar day in any Interest Payment Period is within the Specified Range if it is at or above 4.60% and at or below 5.60%, as determined on the Accrual Determination Date relating to such calendar day. If the CMT Rate on the relevant Accrual Determination Date for any day is less than 4.60% or more than 5.60%, the CMT Rate for such day will be deemed not to have been within the Specified Range and such calendar day will not be counted for purposes of calculating the interest rate. The more calendar days on which the CMT Rate is within the Specified Range, the greater the interest rate will be (although the interest rate will never be greater than 9.00% per annum).

     The Calculation Agent will determine whether the CMT Rate was within the Specified Range for each calendar day during each quarterly Interest Payment Period. For any calendar day during the applicable Interest Payment Period, the Calculation Agent will make this determination on that calendar day, except that if that calendar day is not a New York business day, the Calculation Agent will use the CMT Rate on the preceding New York business day. However, for the last five days of each Interest Payment Period, the Calculation Agent will use the CMT Rate on the New York business day immediately preceding that period. As a result, if the CMT Rate on such day is outside of the Specified Range, this will have a disproportionably negative effect on the interest rate for such Interest Payment Period.

Will I get my principal back at maturity?

     Subject to the credit of ABN AMRO Bank N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the Bank’s obligations under the Securities, you will receive your principal back at maturity of the Securities. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which may or may not include the return of your full principal amount. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your Securities until maturity.

What is the CMT Rate and how has the CMT Rate performed historically?

     For purposes of the Securities, the CMT Rate will be the 5-year “Constant Maturity Treasury” rate set forth in the weekly statistical release designated as H.15(519) as displayed on Telerate Page 7051 on the date such rate is to be determined. You should read “Information Regarding the CMT Rate” in the related Pricing Supplement for additional information regarding the CMT Rate.

What if I have more questions?

     You should read the “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048.

RISK FACTORS

Investors should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities investors read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Interest Rate Risk

In order for investors to receive any interest on the Securities in any quarterly Interest Payment Period, the CMT Rate must be within the Specified Range at least some of the days during such Interest Payment Period. If the CMT Rate is outside the Specified Range for an entire Interest Payment Period, the interest rate per annum applicable to such period will be zero. The more days on which the CMT Rate is within the Specified Range, the greater the interest rate will be (but it will in no event be greater than the interest factor of 9.00% per annum) for an applicable Interest Payment Period.

Liquidity Risk

ABN AMRO Bank N.V. does not intend to list the Securities on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be limited. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and investors may not receive their full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value of the CMT Rate, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.